As filed with the Securities and Exchange Commission on April 4, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Inland Diversified Real Estate Trust, Inc.

(Name of Subject Company)

Inland Diversified Real Estate Trust, Inc.

(Name of Person(s) Filing Statement)

Shares of Common Stock

(Title of Class of Securities)

457345106

(CUSIP Number of Class of Securities)

Cathleen M. Hrtanek, Esq.

Corporate Secretary

2901 Butterfield Road

Oak Brook, Illinois 60523

630-218-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Rosemarie A. Thurston

David E. Brown, Jr.

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Legacy Income Fund, LLC; CMG Income Fund II, LLC; and CMG Acquisition Co., LLC (together, “CMG”), to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.001 per share, of Inland Diversified Real Estate Trust, Inc., a Maryland corporation (which we refer to herein as the “Company,” “Inland Diversified,” “we,” “our” or “us”), at a price of $8.00 per share (the “Offer Price”) in cash. As discussed below, the Board of Directors recommends that the Company’s stockholders reject the offer and not tender their shares of common stock for purchase pursuant to the offer.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is Inland Diversified Real Estate Trust, Inc., a Maryland corporation. The address and telephone number of the principal executive offices of the Company are 2901 Butterfield Road, Oak Brook, Illinois 60523, (630) 218-8000.

(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.001 par value per share (the “Shares”). As of March 3, 2014, there were 117,809,586 shares of the Company’s common stock outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by CMG to purchase up to 1,000,000 Shares at a purchase price equal to $8.00 per share, subject to the conditions set forth in the Offer to Purchase dated March 26, 2014 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer Form (together with the Offer to Purchase, the “CMG Offer”), as set forth in CMG’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2014 (the “Schedule TO”).

According to the Schedule TO, the address and principal executive offices of CMG are 12828 Northup Way, Suite 110, Bellevue, Washington, 98005, and its telephone number is (425) 376-0693.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and CMG and their respective executive officers, directors or affiliates.

Except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed below, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company.

Executive Compensation

Compensation of Executive Officers

All of our executive officers are officers of our sponsor, Inland Real Estate Investment Corporation (“IREIC”) or one or more of its affiliates and are compensated by those entities, in part, for services rendered to us. We do not separately compensate our executive officers for their service as officers or, except as set forth below with respect to our corporate secretary, reimburse either Inland Diversified Business Manager & Advisor, Inc., referred to herein as our “Business Manager,” or Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC or Inland Diversified Development Services LLC, referred to collectively herein as our “Real Estate Managers,” or any of their affiliates for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or our Real Estate Managers or their affiliates. Our corporate secretary is employed by The Inland Real Estate Group, Inc., or “TIREG,” an affiliate of the Business Manager. We reimburse TIREG, based on hourly billing rates, for the time that our corporate secretary spends providing legal services related to our company or for our benefit. During the year ended December 31, 2013, we paid TIREG approximately $126,500 pursuant to this arrangement.

Due to the fact that we do not employ or directly compensate any of our executive officers, we do not have, and our board of directors has not considered, a compensation policy or program for our executive officers. The fees we pay to the Business Manager and Real Estate Managers under the business management agreement or the real estate management agreements, respectively, are described in more detail under “Certain Relationships and Related Transactions, and Director Independence” below.

Compensation of Directors

We pay our independent directors an annual retainer of $30,000, plus $1,250 for each in-person meeting of the board and $750 for each telephonic meeting of the board attended by an independent director. We also pay the chairperson of our audit committee an annual retainer of $10,000 and the chairpersons of any other committee of our board, including any special committee, an annual retainer of $7,500. We pay our independent directors $750 for each in-person meeting of each committee of the board and $500 for each telephonic meeting of each committee of the board attended by an independent director. We reimburse all of our directors for any out-of-pocket expenses incurred by them in attending meetings. We do not compensate any director that also is an employee of our company, our Business Manager or its affiliates.

The following table further summarizes compensation earned by our independent directors for the year ended December 31, 2013.

	Fees Earned in Cash ($)	All Other Compensation ($)	Total ($)
Lee A. Daniels	$108,750	$—	$108,750
Gerald W. Grupe	$88,750	$—	$88,750
Heidi N. Lawton	$54,250	$—	$54,250
Charles H. Wurtzebach	$112,250	$—	$112,250

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our board of directors because we do not pay, or plan to pay, any compensation to our officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table shows, as of March 1, 2014, the amount of our common stock beneficially owned (unless otherwise indicated) by: (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Robert D. Parks, Director and Chairman of the Board (3)	81,895	*
Lee A. Daniels, Independent Director (4)	4,298	*
Gerald W. Grupe, Independent Director (5)	10,000	*
Brenda G. Gujral, Director (6)	3,855	*
Heidi N. Lawton, Independent Director	—	—
Barry L. Lazarus, Director and President (7)	24,170	*
Charles H. Wurtzebach, Independent Director (8)	1,224	*
Roberta S. Matlin, Vice President (9)	1,136	*
Steven T. Hippel, Treasurer and Chief Financial Officer	—	—
Jeremy Zednick, Chief Accounting Officer	—	—
Cathleen M. Hrtanek, Secretary (10)	3,633	*
All Directors and Executive Officers as a group (eleven persons)	130,211	*

*	Less than 1%
(1)	The business address of each person listed in the table is c/o Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.
(2)	All fractional ownership amounts have been rounded to the nearest whole number.
(3)	Mr. Parks has sole voting power and shares investment power with his wife over all of the shares that he beneficially owns. Mr. Parks shares voting power and investment power over 10,778 of the shares that that they own, and he shares voting power and investment power with his brother over 10,000 shares that they own.
(4)	Mr. Daniels has sole voting and investment power over all of the shares that he beneficially owns.
(5)	Mr. Grupe and his wife share voting and investment power over all of the shares that he beneficially owns.

(6)	Ms. Gujral has sole voting power and shares investment power with her husband over 507 of the shares that she beneficially owns. Ms. Gujral has sole voting and investment power over the remainder of the shares that she beneficially owns.
(7)	Mr. Lazarus has sole voting power and shares investment power with his wife over all of the shares that he beneficially owns.
(8)	Dr. Wurtzebach has sole voting and investment power over all of the shares that he beneficially owns.
(9)	Ms. Matlin has sole voting power and shares investment power with the trustee of her trust over all of the shares that she beneficially owns.
(10)	Ms. Hrtanek has sole voting and investment power over all of the shares that she beneficially owns.

Certain Relationships and Related Transactions, and Director Independence

Set forth below is a summary of the material transactions between our company and various affiliates of IREIC, including our Business Manager and Real Estate Managers, during the year ended December 31, 2013.

Business Management Agreement

We have entered into a Business Management Agreement with Inland Diversified Business Manager & Advisor, Inc., which serves as our Business Manager with responsibility for overseeing and managing our day-to-day operations. Subject to satisfying the criteria described below, we pay our Business Manager a quarterly business management fee equal to a percentage of our “average invested assets,” calculated as follows: (1) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 7% annualized distribution rate (assuming a share was purchased for $10.00), we pay a fee equal to 0.1875% of our “average invested assets” for that prior calendar quarter; (2) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 6% annualized distribution rate but less than an average 7% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we pay a fee equal to 0.1625% of our “average invested assets” for that prior calendar quarter; (3) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 5% annualized distribution rate but less than an average 6% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we pay a fee equal to 0.125% of our “average invested assets” for that prior calendar quarter; or (4) if we do not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, we do not, except as set forth below, pay a business management fee for that prior calendar quarter. Assuming that (1), (2) or (3) above is satisfied, our Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time. For the year ended December 31, 2013, because we declared distributions during each calendar quarter in an amount equal to 6% per annum, the Business Manager was entitled to a business management fee in an amount equal to approximately $14.8 million, of which approximately $0.1 million was permanently waived and $14.7 million was paid or accrued.

As used herein, “average invested assets” means, for any period, the average of the aggregate book value of our assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, real estate assets, as well as amounts invested in consolidated and unconsolidated joint ventures or other partnerships, REITs and other real estate operating companies, before reserves for amortization and depreciation or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Notwithstanding the above, “average invested assets” excludes, for these purposes, any investments in securities, including any non-controlling interests in REITs or other real estate operating companies, for which a separate investment advisor fee is paid.

After stockholders have first received, on an aggregate basis, from distributions from all sources, a 10% per annum cumulative, non-compounded return on, plus return of, aggregate “invested capital,” we will pay our Business Manager an incentive fee equal to 15% of the net proceeds from certain sales of our real estate assets, including assets owned by a REIT or other real estate operating company that we acquire and operate as a subsidiary. For these purposes, “invested capital” means the aggregate original issue price paid for the shares of our common stock reduced by prior distributions identified as special distributions from the sale or financing of our real estate assets. Net sales proceeds will be calculated after paying any property disposition fee to Inland Real Estate Brokerage, Inc. or Inland Partnership Property Sales Corporation. We did not satisfy the conditions necessary for the payment of an incentive fee, and thus did not incur any incentive fees, during the year ended December 31, 2013.

Upon a “liquidity event,” we will pay our Business Manager a “liquidity event fee” equal to 15% of the amount by which (1) the “market value” of the outstanding shares of our common stock, or the common stock of our subsidiary, plus the total distributions paid to stockholders from inception until the date that market value is determined exceeds (2) the aggregate invested capital, less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to our stockholders in order to pay them the “priority return” from inception through the date that market value is determined. In the event that, at the date of determination, stockholders have not received a return of capital plus the priority return, less any distributions of net sales or financing proceeds, the liquidity event fee will be paid at the time that we have paid the total distributions required to be paid to our stockholders in order to pay them the priority return, calculated as described herein. The obligation to pay the liquidity event fee will terminate if we acquire our Business Manager prior to a liquidity event. The terms “liquidity event,” “market value” and “priority return” are defined in our Business Management Agreement. We did not experience a “liquidity event,” and thus did not incur a liquidity event fee, during the year ended December 31, 2013. As described below, pursuant to the Master Liquidity Event Agreement we have agreed, among other things, to pay our Business Manager a liquidity event fee upon the closing of the merger with Kite Realty Group Trust (“Kite”).

Real Estate Management Agreements

We have entered into real estate management agreements with each of our Real Estate Managers (“Property Management Agreements”), under which our Real Estate Managers and their affiliates manage or oversee each of our real properties. For each property that is managed directly by any of our Real Estate Managers or their affiliates, we pay the applicable Real Estate Manager a monthly fee of up to 4.5% of the gross income from each property the entity manages. The applicable Real Estate Manager determines, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 4.5% limitation. This fee may be increased, subject to the approval of a majority of our independent directors, for certain properties. For the year ended December 31, 2013, we incurred real estate management fees in an aggregate amount equal to approximately $9.2 million.

If we acquire a property that will be managed directly by entities other than our Real Estate Managers or their affiliates, such as any healthcare-related properties and lodging properties which must be operated by third parties to ensure proper treatment of the income generated by these properties under the applicable REIT rules or that will be owned through a joint venture, or if we acquire a property as a result of acquiring interests in other REITs or real estate operating companies, we will pay the applicable Real

Estate Manager a monthly oversight fee of up to 1% of the gross income from the applicable property. The applicable Real Estate Manager will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 1% limit. We also will reimburse each Real Estate Manager and its affiliates for property-level expenses that they pay or incur on our behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers or as an executive officer of any of our Real Estate Managers. In addition, with respect to any property that is managed directly by entities other than our Real Estate Managers or their affiliates and does not generate income, such as properties that are newly constructed, are under development or construction, or have not yet been developed, we may pay a monthly oversight fee based upon the “hourly billing rate” of the applicable Real Estate Manager, multiplied by the number of hours spent by its employees in providing oversight services for us in respect of that property. In no event will our Real Estate Managers receive both a real estate management fee and an oversight fee with respect to a particular property. In addition, except as otherwise approved by a majority of our independent directors, the total fees paid to our Real Estate Managers for managing a particular property, including oversight fees, may not exceed 4.5% of the gross income generated by the applicable property. During the year ended December 31, 2013, we incurred oversight fees and related expenses in an aggregate amount equal to approximately $2.3 million. As described below, pursuant to the Master Liquidity Event Agreement we have agreed, among other things, to terminate the Property Management Agreements upon the closing of the merger with Kite (the “Merger”).

Other Fees and Expense Reimbursements

We reimburse our Business Manager, Real Estate Managers and entities affiliated with each of them, such as Inland Real Estate Acquisitions, Inc. (“IREA”), Inland Institutional Capital Partners Corporation and their respective affiliates for expenses paid on our behalf in connection with acquiring real estate assets, regardless of whether we acquire the assets. We may not, however, reimburse expenses that exceed the greater of 6% of the contract price of any real estate asset or, in the case of a loan, 6% of the funds advanced. For the year ended December 31, 2013, we incurred approximately $0.3 million in acquisition expenses.

We pay Inland Mortgage Servicing Corporation 0.03% per year on the first billion dollars and 0.01% thereafter on all mortgages that are serviced by Inland Mortgage Servicing Corporation. In addition, we pay Inland Mortgage Brokerage Corporation and Inland Commercial Mortgage Corporation 0.2% of the principal amount of each loan placed for us by either entity. During the year ended December 31, 2013, we incurred approximately $0.3 million in loan servicing fees and approximately $0.1 million in loan placement fees.

We pay Inland Investment Advisors, Inc. a monthly fee for providing investment advisory services in connection with our investments in securities. We pay fees at an annual rate equal to 1% of the first $1 to $5 million of securities under management, 0.85% of securities from $5 to $10 million, 0.75% of securities from $10 to $25 million, 0.65% of securities from $25 to $50 million, 0.60% of securities from $50 to $100 million and 0.50% of securities above $100 million. Assets under management are determined based on the aggregate carrying value of the securities as reported on the applicable broker’s monthly statement or report. During the year ended December 31, 2013, we incurred approximately $0.3 million in investment advisory fees.

We reimburse IREIC, our Business Manager, our Real Estate Managers and their respective affiliates for any expenses that they pay or incur in providing ancillary services to us. During the year ended December 31, 2013, we reimbursed approximately $1.3 million to IREIC, our Business Manager and their respective affiliates.

We reimburse a related party of the Business Manager for costs incurred for construction oversight provided to us relating to our joint venture redevelopment project. During the year ended December 31, 2013, we incurred approximately $0.1 million in construction oversight fees.

We may pay a property disposition fee to Inland Real Estate Brokerage, Inc. or Inland Partnership Property Sales Corporation in an amount equal to the lesser of: (1) 3% of the contract sales price of the property; or (2) 50% of the customary commission which would be paid to a third party broker for the sale of a comparable property. The amount paid, when added to the sums paid to unaffiliated parties, may not exceed either the customary commission or an amount equal to 6% of the contract sales price. We did not incur any property disposition fees during the year ended December 31, 2013.

Other Related Party Transactions

As of December 31, 2013, we owed approximately $2.1 million to IREIC and its affiliates related to advances used to pay administrative and certain accrued expenses which are included in due to related parties. These amounts were subsequently repaid.

We are a member of a limited liability company formed as an insurance association captive, which is owned in equal proportions by us and four other REITs sponsored by IREIC and serviced by an affiliate of our Business Manager. We entered into this insurance captive in 2009, to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

At December 31, 2013, we owned 75,000 shares of common stock of Inland Real Estate Corporation, valued at approximately $0.8 million as of December 31, 2013, and 1,000 shares of common stock in the Inland Real Estate Group of Companies, with a recorded value of $1,000 at December 31, 2013.

Master Liquidity Event Agreement

In connection with the execution of the merger agreement with Kite and KRG Magellan, LLC, a subsidiary of Kite, on February 9, 2014 (the “Merger Agreement”), we entered into the Master Liquidity Event Agreement with the Business Manager, each of the Property Managers, Inland Investment Advisors, Inc. and Inland Computer Services, Inc. (the “Master Agreement”).

The Master Agreement provides that the liquidity event fee payable to the Business Manager pursuant to the terms of Business Management Agreement upon the consummation of the Merger will be $10,235,000; provided, however, that the total amount of the liquidity event fee will be increased to not more than $12,000,000 in the event that the Business Manager achieves certain cost savings for us prior to the closing of the Merger. If the savings achieved prior to the closing of the Merger are at least $3.0 million, the amount of the liquidity event fee will be increased to $12.0 million. If the savings achieved prior to the closing of the Merger are less than $3.0 million, the Business Manager will be entitled to a pro-rata portion of the increase in the liquidity event fee. Under the terms of the Business Management Agreement, absent agreement between the parties, the precise amount of the liquidity event fee could not be finally determined until consummation of the Merger. The parties agreed to a specific liquidity event fee payable to the Business Manager in order to provide certainty to the parties, including Kite, as to those costs.

The Master Agreement provides that the management fees payable to the Business Manager and the Real Estate Managers pursuant to the terms of the Business Management Agreement and the Property Management Agreements will be paid by us in accordance with past practice up to the closing of the Merger, with such final payments subject to adjustment as necessary by Kite and the Business Manager and Real Estate Managers following the Merger.

Except as provided for in the Master Agreement, none of the Business Manager, the Real Estate Managers or any of their respective affiliates will receive, in connection with the consummation of the Merger or the previously announced sale of a total of 84 of our single tenant, net leased properties to Realty Income Corporation in a series of transactions (the “Net Lease Sale Transactions”), or any transactions contemplated thereby, any additional incentive fee or other liquidity, disposition, brokerage, or other fees of any kind from us or any of our affiliates.

Pursuant to the Master Agreement, upon the closing of the Merger, we will reimburse the Business Managers and the Real Estate Managers for specified severance payments and retention bonuses paid by the Business Manager and the Real Estate Managers to certain employees (excluding any of our executive officers and executive officers of the Business Manager or the Real Estate Managers). Kite will reimburse the Business Managers and Real Estate Managers for any such payments which become due and payable subsequent to the closing of the Merger.

Pursuant to the Master Agreement, the Business Manager and the Property Managers agreed to waive the non-solicitation provisions and, effective as of the closing of the Merger, the non-hire provisions, of the Business Management Agreement and the Property Management Agreements with respect to certain individuals employed by the Business Manager and the Property Managers in order to permit (1) us and Kite to engage in discussions with such individuals regarding the employment of such individuals with Kite, and (2) Kite or its affiliates to hire such individuals following the closing of the Merger.

The Master Agreement provides that each of the Business Management Agreement, the Property Management Agreements and certain other agreements by and between the Company and the Business Manager and the Business Manager’s affiliates will automatically terminate, or that we will withdraw from such agreements, effective as of the closing of the Merger.

The Master Agreement also provides for certain other agreements in order to facilitate the Merger. In the event that the Merger Agreement is terminated prior to the consummation of the Merger, the Master Agreement will automatically terminate and be of no further effect.

Policies and Procedures with Respect to Related Party Transactions

We may not engage in transactions with entities sponsored by, or affiliated with, IREIC unless a majority of our board of directors, including a majority of our independent directors, finds the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances. Our board also has adopted a policy prohibiting us from engaging in the following types of transactions with these entities:

•	purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us);

•	making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and

•	investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business or our offering of securities.

Director Independence

As required by our charter, a majority of our directors must be “independent.” As defined by our charter, an “independent director” is a person who: (1) is not directly or indirectly associated, and has not been directly or indirectly associated within the two years prior to becoming an independent director, with our sponsor, IREIC, our Business Manager or any of their affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with or as an officer or director of IREIC, our Business Manager or any of their affiliates; (2) has not served, or is not serving, as directors for more than three REITs originated by IREIC or advised by the Business Manager or any of its affiliates; and (3) performs no other services for us, except as a director.

Although our shares are not listed for trading on any national securities exchange and therefore our board of directors is not subject to the independence requirements of the New York Stock Exchange (“NYSE”) or any other national securities exchange, our board has evaluated whether our directors are “independent” as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, among other things, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

After reviewing all relevant transactions or relationships between each director, or any of his or her family members, and our company, our management and our independent registered public accounting firm, and considering each director’s direct and indirect association with IREIC, our Business Manager or any of their affiliates, the board has determined that Ms. Lawton along with Mr. Daniels, Mr. Grupe and Dr. Wurtzebach qualify as independent directors.

Item 4. The Solicitation or Recommendation.

(a) Recommendation. The information set forth in the letter to stockholders, dated April 4, 2014 (the “Letter to Stockholders”) a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the CMG Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the CMG Offer.

Item 6. Interest in Securities of the Subject Company.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the CMG Offer that relate to one or more of the matters referred to in this Item 7.

As previously announced, the Company entered into the Merger Agreement with Kite and KRG Magellan, LLC, a subsidiary of Kite, on February 9, 2014. The Company did not enter into the Merger Agreement or engage in negotiations with respect thereto in response to the CMG Offer.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9, including the information incorporated herein by reference, may contain forward-looking statements regarding, among other things, the Company and the future value of the Shares. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning the Company’s ability to complete the Merger and the effect on the Company’s shares of common stock if the Merger is completed. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks associated with the Company’s ability to consummate the Merger and the timing of closing of the Merger; changes in general economic conditions; changes in real estate conditions; and those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (incorporated by reference herein). Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Schedule 14D-9 and the exhibits hereto will prove to be accurate. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this Schedule 14D-9. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9.

In addition to the risks set forth in the Company’s Annual Report on Form 10-K, some of the risks and uncertainties, although not all risks and uncertainties, associated with the Merger, include, but are not limited to:

•	The number of and value of the Kite common shares that the Company’s stockholders will receive in the Merger will fluctuate based on the trading price of the Kite common shares;

•	The Merger and related transactions are subject to approval by stockholders of both Kite and the Company;

•	The Merger may not be completed on a timely basis, or at all;

•	Failure to complete the Merger could negatively affect the value of the shares and the future business and financial results of both Kite and the Company;

•	The pendency of the Merger could adversely affect the business and operations of the Company;

•	The Merger Agreement contains provisions that could discourage a potential competing acquirer of either the Company or Kite or could result in any competing acquisition proposal being at a lower price than it might otherwise be; and

•	If the Merger is not completed, the Company may not be able to achieve the estimated value per share for its stockholders in another potential exit strategy.

Additional risks and uncertainties related to the Merger are set forth in the Registration Statement on Form S-4 (File No. 333-194670) filed with the SEC by Kite on March 19, 2014, which includes a joint preliminary proxy statement of the Company and Kite and also constitutes a preliminary prospectus of Kite, under the heading “Risk Factors” (incorporated by reference herein).

Item 9. Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Date: April 4, 2014	/s/ Barry L. Lazarus
	Name:	Barry L. Lazarus
	Title:	President and principal executive officer

Exhibit Index

Exhibit No.	Description

(a)(1)*	Letter to Stockholders of the Company, from Barry L. Lazarus, President and principal executive officer of the Company dated as of April 4, 2014.

(e)(1)	Excerpts from the Annual Report on Form 10-K filed by Inland Diversified on March 13, 2014 (incorporated by reference as provided in Item 8 hereof).

(e)(2)	Excerpts from the Registration Statement on Form S-4 containing a preliminary joint proxy statement/prospectus filed by Kite Realty Group Trust on March 19, 2014 (File No. 333-194670) (incorporated by reference as provided in Item 8 hereof).

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.